================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------
                                    FORM 11-K
                                    ---------

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                    ---------

 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
                               1934 [FEE REQUIRED]

                   For the Fiscal Year Ended December 31, 1995


                                       OR


 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
                            OF 1934 [NO FEE REQUIRED]


                    For the transition period from     to
                                                  -----  -----

                                    ---------

                          THRIFT PLAN FOR EMPLOYEES OF
                       ALEXANDER & ALEXANDER SERVICES INC.
                                AND SUBSIDIARIES

                                    ---------

                       Alexander & Alexander Services Inc.
                           1185 Avenue of the Americas
                            New York, New York 10036

================================================================================

                       INDEPENDENT AUDITORS' REPORT


Alexander & Alexander Services Inc.
and Participants in the Thrift Plan for
Employees of Alexander & Alexander
Services Inc. and Subsidiaries:

We have audited the accompanying statements of net assets available for plan benefits of the Thrift Plan for Employees of Alexander & Alexander Services Inc. and Subsidiaries (the Thrift Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Thrift Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Thrift Plan at December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 31, 1995 and (2) reportable transactions for the year ended December 31, 1995, are presented for the purpose of additional analysis as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. These schedules and fund information are the responsibility of the Thrift Plan's management. Such supplemental schedules and information by fund have been subjected to the auditing procedures applied in our audit of the basic 1995 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to such financial statements taken as a whole.

/S/  DELOITTE & TOUCHE LLP


DELOITTE & TOUCHE LLP
Baltimore, Maryland
June 21, 1996

                                               THRIFT PLAN FOR EMPLOYEES OF
                                    ALEXANDER & ALEXANDER SERVICES INC. AND SUBSIDIARIES
                                     STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                     December 31, 1995

                                                                             SUPPLEMENTAL INFORMATION BY FUND
                                                            -------------------------------------------------------------------
                                                               INTEREST        EQUITY                    EQUITY       EQUITY
                                                                INCOME         INCOME        STOCK        INDEX       GROWTH
                                                  TOTAL          FUND           FUND         FUND         FUND         FUND
                                              ------------- -------------  ------------- ------------ ------------ ------------

     Investments:
       Securities--at market value:
        Alexander & Alexander Services Inc.
           Common stock-(3,362,120 shares)     $ 63,880,280                               $63,880,280
        Unaffiliated issuers:
           Wachovia Bank of North Carolina,
            N.A. - Short Term Investment Fund     4,861,832  $ 1,349,881     $  987,932    $  746,597   $  784,355   $  991,952
           Dreyfus Guaranteed Investment Fund    15,222,341   15,222,341
           Fidelity Equity Income Fund           43,610,384                  43,610,384
           Fidelity Equity Index Fund             9,199,529
                                                                                                         9,199,529
           Janus Fund                            23,641,093                                                          23,641,093
       Aetna Life Insurance Company
          Group Annuity Contract                114,482,874   114,482,874
       Participant loans                          5,876,591
                                                ------------- ------------  ------------  ------------ ------------ -----------

             Total investments                  280,774,924   131,055,096    44,598,316    64,626,877    9,983,884   24,633,045
     Accrued income receivable                      822,336       714,485        36,458         1,399       32,033       37,956

     Amounts due to brokers                        (105,030)      (87,279)                    (17,751)

     Accrued participant inter-fund                       0        40,040       (69,037)       46,251       29,814      (14,654)
     transfers
                                               ------------- -------------  ------------- ------------ ------------ ------------
     Net assets available for plan  benefits   $281,492,230  $131,722,342   $44,565,737   $64,656,776  $10,045,731  $24,656,347
                                               ============= =============  ============= ============ ============ ============


                                                   -------------
                                                       LOAN
                                                       FUND
                                                   -------------

     Investments:
       Securities--at market value:
         Alexander & Alexander Services
     Inc.
           Common stock-(3,362,120 shares)
         Unaffiliated issuers:
           Wachovia Bank of North Carolina,

            N.A. - Short Term Investment Fund      $    1,115
           Dreyfus Guaranteed Investment Fund
           Fidelity Equity Income Fund
           Fidelity Equity Index Fund

           Janus Fund
       Aetna Life Insurance Company
          Group Annuity Contract
       Participant loans                            5,876,591
                                                   ------------

             Total investments                      5,877,706
     Accrued income receivable                              5

     Amounts due to brokers

     Accrued participant inter-fund                   (32,414)
     transfers
                                                   ------------
     Net assets available for plan benefits        $5,845,297
                                                   ============



     ------------------------------------
     See notes to financial statements.


                                         THRIFT PLAN FOR EMPLOYEES OF
                              ALEXANDER & ALEXANDER SERVICES INC. AND SUBSIDIARIES
                               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                              December 31, 1994

                                                                                     SUPPLEMENTAL INFORMATION BY FUND
                                                            ----------------------------------------------------------------------
                                                               INTEREST        EQUITY                      EQUITY       EQUITY
                                                                INCOME         INCOME        STOCK         INDEX        GROWTH
                                                 TOTAL           FUND           FUND          FUND          FUND         FUND
                                             -------------- --------------- ------------- ------------- ------------- ------------
     Investments:

      Securities--at market value:

       Alexander & Alexander Services Inc.

        Common stock-(3,645,876 shares)       $67,448,706                                  $67,448,706

       Unaffiliated issuers:

        Wachovia Bank of North Carolina,

         N.A. - Short Term  Investment Fund     2,107,657    $    513,934     $   202,171  $ 1,169,717  $   62,618    $   159,109

        Dreyfus Guaranteed Investment
         Fund                                  20,206,761      20,206,761
        Fidelity Equity Income Fund            35,768,074                      35,768,074

        Fidelity Equity Index Fund              5,284,273                                                5,284,273

        Janus Fund                             18,470,725                                                              18,470,725

      Aetna Life Insurance Company
        Group Annuity Contract                 97,318,809      97,318,809
      Guaranteed income contracts              31,141,725      31,141,725

      Participant loans                         7,032,499
                                             -------------- --------------- ------------- ------------  ----------    ------------
         Total Investments                    284,779,229     149,181,229      35,970,245   68,618,423   5,346,891     18,629,834

      Accrued income receivable                   893,114         890,833             187        1,739          72            283

      Amounts due from (to) brokers               (11,784)                                      37,706     (66,719)        17,229

      Accrued participant inter-fund  transfers         0        (176,287)        134,797      150,480      60,376       (111,835)
                                             -------------- ---------------  ------------- -----------  ----------    ------------
      Net assets available for plan benefits $285,660,559    $149,895,775     $36,105,229  $68,808,348  $5,340,620    $18,535,511
                                             ============== ===============  ============= ===========  ==========    ============
                                                  ------------
                                                      LOAN
                                                      FUND
                                                  ------------
     Investments:

       Securities--at market value:

        Alexander & Alexander Services Inc.

         Common stock-(3,645,876 shares)

        Unaffiliated issuers:

         Wachovia Bank of North Carolina,

          N.A. - Short Term  Investment Fund       $      108

         Dreyfus Guaranteed Investment
          Fund
         Fidelity Equity Income Fund

         Fidelity Equity Index Fund

         Janus Fund

      Aetna Life Insurance Company
         Group Annuity Contract
      Guaranteed income contracts

      Participant loans                             7,032,499
                                                  ------------
         Total Investments                          7,032,607

     Accrued income receivable

     Amounts due from (to) brokers

     Accrued participant inter-fund transfers         (57,531)
                                                  ------------
     Net assets available for plan benefits        $6,975,076
                                                  ============

     -----------------------------------
     See notes to financial statements.

                                               THRIFT PLAN FOR EMPLOYEES OF
                                    ALEXANDER & ALEXANDER SERVICES INC. AND SUBSIDIARIES
                               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                            For the Year Ended December 31, 1995

                                                                        SUPPLEMENTAL INFORMATION BY FUND
                                                     ----------------------------------------------------------------------
                                                       INTEREST       EQUITY                       EQUITY        EQUITY
                                                        INCOME        INCOME         STOCK         INDEX         GROWTH
                                          TOTAL          FUND          FUND          FUND           FUND          FUND
                                       ------------- -------------- ------------ -------------- ------------- -------------
     Investment earnings:

       Net realized gains on security
        sales                             3,472,076                     375,367    $2,840,117        46,234       210,358
       Net appreciation (depreciation) in
        fair value of investments        13,308,728                   7,705,671       (60,035)    1,850,563     3,812,529
       Dividend income                    5,223,735     $  861,112  $ 2,579,392       346,946       203,534     1,232,751

       Interest income                    8,728,856      8,150,007       20,662        55,891         4,546        11,027

       Administrative expenses             (195,537)       (98,612)     (26,773)      (51,215)       (4,646)      (14,286)
                                       ------------- -------------- ------------ -------------- ------------- -------------
         Net investment earnings         30,537,858      8,912,507   10,654,319     3,131,704     2,100,231     5,252,379

     Contributions:

      Participants                       22,165,414      9,769,812    4,596,996     1,680,130     2,062,158     4,056,318

      Employer                            9,354,656                                 9,354,656

      Forfeitures                        (1,640,259)                               (1,640,259)

     Withdrawals by participants        (64,585,998)   (36,070,648)  (7,549,285)  (14,693,523)     (903,761)   (4,214,001)

     Participant inter-fund transfers             0       (785,104)     758,478    (1,984,280)    1,446,483     1,026,140
                                       ------------- -------------- ------------ -------------- ------------- -------------
     Increase (decrease)  in net assets
       available for plan benefits       (4,168,329)   (18,173,433)   8,460,508    (4,151,572)    4,705,111     6,120,836
     Net assets available for plan
      benefits, January 1, 1995         285,660,559    149,895,775   36,105,229    68,808,348     5,340,620    18,535,511
                                       ------------- -------------- ------------ -------------- ------------- -------------
     Net assets available for plan
      benefits, December 31, 1995      $281,492,230   $131,722,342  $44,565,737   $64,656,778   $10,045,731   $24,656,347
                                       ============= ============== ============ ============== ============= =============
                                            ---------------
                                                 LOAN
                                                 FUND
                                            ---------------
     Investment earnings:

       Net realized gains on security
        sales
       Net appreciation (depreciation) in
        fair value of investments
       Dividend income

       Interest income                        $   486,723

       Administrative expenses                         (5)
                                            ---------------
         Net investment earnings                  486,718

     Contributions:

      Participants

      Employer

      Forfeitures

     Withdrawals by participants               (1,154,780)

     Participant inter-fund transfers            (461,717)
                                            ---------------
     Increase (decrease)  in net assets
       available for plan benefits             (1,129,779)
     Net assets available for plan
      benefits, January 1, 1995                 6,975,076
                                            ---------------
     Net assets available for plan
      benefits, December 31, 1995              $5,845,297
                                            ===============

     --------------------------------------
     See notes to financial statements.

                                                THRIFT PLAN FOR EMPLOYEES OF
                                   ALEXANDER & ALEXANDER SERVICES INC. AND SUBSIDIARIES
                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                            For the Year Ended December 31, 1994

                                                                                       SUPPLEMENTAL INFORMATION BY FUND
                                                               -------------------------------------------------------------------
                                                                INTEREST       EQUITY                     EQUITY        EQUITY
                                                                  INCOME        INCOME        STOCK         INDEX        GROWTH
                                                    TOTAL          FUND          FUND          FUND         FUND          FUND
                                                 ------------- -------------- ------------ ------------- ------------ ------------
     Investment earnings:

       Net realized gains (losses) on security
        sales                                     $ (10,626)                    (13,115)        3,826        1,872       (3,209)

       Net depreciation in fair value of
        investments                              (7,005,197)                 (3,305,665)   (3,046,004)     (88,027)    (565,501)

       Dividend income                            5,035,033                   3,419,361     1,081,542      152,433      381,697

       Interest income                           11,290,139   $ 10,464,637       65,703       161,848       25,689       16,877

       Administrative expenses                         (848)           (97)         (54)         (661)         (14)         (22)
                                               ------------- -------------- ------------ ------------- ------------ ------------

             Net investment earnings (loss)       9,308,501     10,464,540      166,230    (1,799,449)      91,953    ( 170,158)

     Contributions:

       Participants                              20,869,513      9,815,753    4,238,862     1,666,709    1,292,884    3,855,305

       Employer                                  10,967,924                                10,967,924

       Forfeitures                               (1,098,117)                               (1,098,117)

     Withdrawals by participants                (35,790,734)   (22,984,024)  (4,310,913)   (5,395,110)    (517,257)  (1,915,730)

     Participant inter-fund transfers                     0     (2,281,951)   1,163,264       735,393      358,507      362,935
                                               ------------- -------------- ------------ ------------- ------------ ------------
     Increase (decrease) in net assets
      available for plan benefits                 4,257,087     (4,985,682)   1,257,443     5,077,350    1,226,087    2,132,352
     Net assets available for plan benefits,
      January 1, 1994                           281,403,472    154,881,457   34,847,786    63,730,998    4,114,533   16,403,159
                                               ------------- -------------- ------------ ------------- ------------ ------------
     Net assets available for plan benefits,
      December 31, 1994                        $285,660,559   $149,895,775  $36,105,229   $68,808,348   $5,340,620  $18,535,511
                                               ============= ============== ============ ============= ============ ============
                                               ------------
                                                  LOAN
                                                  FUND
                                               ------------
     Investment earnings:

       Net realized gains (losses) on security
        sales

       Net depreciation in fair value of
        investments

       Dividend income

       Interest income                         $  555,385

       Administrative expenses
                                               ------------
             Net investment earnings (loss)       555,385

     Contributions:

       Participants

       Employer

       Forfeitures

     Withdrawals by participants                 (667,700)

     Participant inter-fund transfers            (338,148)
                                               ------------
     Increase (decrease) in net assets
      available for plan benefits                (450,463)
     Net assets available for plan benefits,
      January 1, 1994                           7,425,539
                                               ------------
     Net assets available for plan benefits,
      December 31, 1994                        $6,975,076
                                               ============

     --------------------------------------
     See notes to financial statements.

                          THRIFT PLAN FOR EMPLOYEES OF
              ALEXANDER & ALEXANDER SERVICES INC. AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
      The Thrift Plan for Employees of Alexander & Alexander Services Inc. and Subsidiaries (the "Thrift Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The financial statements of the Thrift Plan are prepared in accordance with generally accepted accounting principles as well as the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

INVESTMENTS
      Temporary investments are valued at cost which approximates fair market value. The Thrift Plan adopted the American Institute of Certified Public Accountants' ("AICPA") Statement of Position 94-4, Reporting of Investment Contracts, in 1995 and records guaranteed investment contracts that are fully benefit responsive at contract value. In 1994, all guaranteed investment contracts were stated at contract value. All other securities are valued at quoted market prices. Participant loans represent the balance currently outstanding. Securities transactions are accounted for on the trade dates.

REALIZED AND UNREALIZED GAINS (LOSSES)
      Realized gains and losses from securities transactions are computed using an adjusted cost basis as prescribed by the Department of Labor's Rules and Regulations for Reporting and Disclosure. The adjusted cost is the fair value of the security at the beginning of the year, or cost if the asset was acquired since that date. Unrealized gains and losses on securities held for investment are likewise computed on the basis of fair value to adjusted cost.

PRESENTATION
      Certain prior period amounts have been reclassified to conform with the current year presentation.

2. DESCRIPTION OF THE PLAN

GENERAL
      Under the Thrift Plan, eligible employees may contribute amounts from 1% to 16% of current earnings, as defined, for investment in one or more of the five investment funds described in Note 3. In addition, employees may make catch up contributions as provided under the terms of the Thrift Plan.

      The Tax Saver Option available under Section 401 (k) of the Internal Revenue Code permits participants to make contributions to the Thrift Plan of up to 16% of their pre-tax earnings. For 1995, the annual Tax Saver contribution for an individual participant was limited to $9,240. In accordance with applicable federal law, earnings on Tax Saver contributions made after December 31, 1988, cannot be withdrawn while the participant is an employee of Alexander & Alexander Services Inc. and Subsidiaries (the "Company") and the ability to withdraw any of a participant's Tax Saver contributions and any amounts earned on those contributions before January 1, 1989 is restricted.

    The employer contribution rate is 75% of the first 6% of each participant's contribution. Employer contributions are initially invested solely in the Stock Fund (see Note 3) and may be in the form of cash or shares of the Company's common stock. For plan years prior to 1995, employer matching contributions and earnings thereon were credited to a participant's account monthly. Beginning in plan year 1995, the employer matching contribution is credited to a participant's account at the end of the plan year, providing the participant is an active employee on the last day of the plan year. The total employer contribution for the plan year is calculated as

                             THRIFT PLAN FOR EMPLOYEES OF
                 ALEXANDER & ALEXANDER SERVICES INC. AND SUBSIDIARIES

                      NOTES TO FINANCIAL STATEMENTS - (Continued)


2. DESCRIPTION OF THE PLAN - (Continued)

GENERAL - (Continued)

though the monthly matching contribution was invested in Company stock, and will reflect the increase or decrease in the value of the Company stock, throughout the year.

      Employer contributions vest generally 33 1/3% after three years of credited service with the Company and an additional 33 1/3% each year thereafter until 100% vested. That portion of a participant's employer contributions, including earnings thereon, that are not fully vested at the time the participant withdraws from the Thrift Plan or voluntarily resigns from the
Company, are forfeited. Forfeitures are used to reduce future employer contributions to the Thrift Plan.

      The overall limit on the combined sum of the participant's and employer's contribution is the lesser of 25% of taxable compensation or $30,000 (subject to a cost of living adjustment for future years). In addition, the Internal Revenue Code limited the amount of salary on which an employee may make contributions to $150,000 per year for both 1995 and 1994.

LOAN PROVISION
      Under the loan provisions of the Thrift Plan, each participant is permitted one loan in a twelve month period and the outstanding balance of all loans made to a participant may not exceed the lesser of $50,000 or 50% of the vested portion of the participant's account. Each loan bears interest at a rate fixed by the administrator of the Thrift Plan in accordance with applicable rules and regulations. The rate in effect at December 31, 1995 and 1994 was 9.5%.

OTHER INFORMATION
      Administrative   costs   may  be  paid  by  the   Plan  or  the   Company.
Administrative expenses including investment management fees, accounting and auditing costs as well as trustee fees were paid by the Plan in 1995. In 1994, only investment manager fees and broker fees were paid by the Plan, all other administrative costs were paid by the Company.

      Thrift  Plan   participants   may  change  the  investment  mix  of  their
contributions once each month and make transfers between investment funds in 1% increments of the participant's account balance.

      Participants who are fully vested may transfer up to one-ninth of the employer contribution, including income thereon, credited to their account after January 1, 1990, to any of the Thrift Plan investment funds.

                              THRIFT PLAN FOR EMPLOYEES OF
                   ALEXANDER & ALEXANDER SERVICES INC. AND SUBSIDIARIES

                       NOTES TO FINANCIAL STATEMENTS - (Continued)

2. DESCRIPTION OF THE PLAN - (Continued)

OTHER INFORMATION - (Continued)
      There were 6,255 and 7,002 participants in the Thrift Plan at December 31, 1995 and 1994, respectively. The number of participants' accounts in each of the Thrift Plan funds at December 31, was as follows:

                          -----------------------------------------
                                  FUND              1995      1994
                                  ----              ----      ----
                          --------------------    --------- -------
                          Interest Income Fund      4,592    5,527
                          -----------------------------------------
                           Equity Income Fund       2,832    2,952
                          -----------------------------------------
                              Stock Fund            6,143    6,600
                          -----------------------------------------
                            Equity Index Fund       1,413    1,085
                          -----------------------------------------
                            Equity Growth Fund      2,293    2,236
                          -----------------------------------------
                                Loan Fund             887    1,172
                          -----------------------------------------

3. DESCRIPTION OF FUNDS

INVESTMENT FUNDS
     Participants may elect to have their contributions invested in one or more of the following investment funds:

      INTEREST INCOME FUND - invests primarily in short term investments. The weighted average interest rate for the fund's investments was 6.68% as of December 31, 1995.

      At December 31, 1995, the Plan held a 6.76%, due on demand, benefit-responsive, participating, separate account, group annuity investment contract with Aetna Life Insurance Company. The contract is invested in Aetna's Separate Account Number 362, an individually managed separate account which invests primarily in U.S. government backed securities. The interest rate on this contract is established quarterly and is a function of the relationship between the contract value and the value of the assets in the separate account. The Plan records its investment at contract value.

      The Fund's short term investment in the Dreyfus Guaranteed Investment Fund, a mutual fund, had a yield of 6.08% at December 31, 1995.

     EQUITY INCOME FUND - invests primarily in the Fidelity Equity Income Fund, a mutual fund that invests up to 65% of its portfolio in income producing equity securities. The balance of this mutual fund's investments can be invested in all types of domestic and foreign securities, including bonds.

                            THRIFT PLAN FOR EMPLOYEES OF
                ALEXANDER & ALEXANDER SERVICES INC. AND SUBSIDIARIES

                     NOTES TO FINANCIAL STATEMENTS - (Continued)

3. DESCRIPTION OF FUNDS - (Continued)

     STOCK FUND - invests primarily in the Company's common stock purchased in the open market or contributed by the Company.

      EQUITY INDEX FUND - invests primarily in the Fidelity Equity Index Fund, a mutual fund. The Fidelity Equity Index Fund invests primarily in the common stock of companies comprising the Standard & Poor's 500 index.

      EQUITY GROWTH FUND - invests primarily in the Janus Fund, a mutual fund. The Janus Fund seeks long-term growth of capital by investing primarily in a diversified portfolio of common stocks with an emphasis on companies with larger market capitalizations.

      LOAN FUND
      The Loan Fund consists of interest-earning loan balances due from participants. The Loan Fund does not accept participant contributions.

4. TAX STATUS

      The District Director of Internal Revenue in Baltimore, Maryland has issued a letter of determination dated April 9, 1996, stating that the Thrift Plan qualifies as a tax-exempt defined contribution plan under Sections 401 (a) and (k) of the Internal Revenue Code of 1986, as amended. This determination thereby exempts investment income earned by the Plan from federal income taxes.

      An employee will not be subject to federal income tax on employer contributions when made or on the earnings of the employee's account when earned. Generally, an employee will be subject to federal income tax on distributions or withdrawals from employee accounts reduced by the portion of such withdrawals considered to be the employee's contributions made with after-tax earnings.

5.  PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Thrift Plan to discontinue its contributions at any time and to terminate the Thrift Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of plan termination, as defined under applicable provisions of the Internal Revenue Code of 1986 and regulations thereunder, participants will become 100 percent vested in their accounts.


                                                   THRIFT PLAN FOR EMPLOYEES OF
                                       ALEXANDER & ALEXANDER SERVICES INC. AND SUBSIDIARIES

                              ITEM 27(a) PART I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                        December 31, 1995




         Shares
           or                                                                       Historical              Market
       Par Value                       Security Description                            Cost                 Value
     ---------------    ---------------------------------------------------       ----------------      ---------------



*         3,362,120     Alexander & Alexander Services Inc.. Common Stock
                                                                                     $ 79,677,683         $ 63,880,280

*         4,861,832     Wachovia Bank of North Carolina, N.A., Short Term
                        Investment Fund                                                 4,861,832            4,861,832

         15,222,341     Dreyfus Guaranteed Investment Fund                             15,222,341           15,222,341

        114,482,874     Aetna Life Insurance Company Group  Annuity
                        Contract, Interest Accumulation Fund, Dated
                        10/01/1992, 6.76%, due on demand                              114,482,874          114,482,874

          1,149,760     Fidelity Equity Income Fund                                    33,911,626           43,610,384

            407,600     Fidelity Equity Index Fund                                      7,132,198            9,199,529

          1,026,089     Janus Equity Growth Fund                                       19,599,912           23,641,093

          5,876,591     Participant loans, 7.0% - 13.0%, various
                        maturities; (all loan agreements are in
                        compliance with the terms of the Plan)                          5,876,591            5,876,591
                                                                                  ----------------      ---------------

                             Total investments                                       $280,765,057         $280,774,924
                                                                                  ================      ===============


*                       Denotes party-in-interest




ITEM 27(a) PART II - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES THAT WERE BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR
                   For the Year Ended December 31, 1995

                         No Transactions to Report.


                                                      THRIFT PLAN FOR EMPLOYEES OF
                                         ALEXANDER & ALEXANDER SERVICES INC. AND SUBSIDIARIES

                                           ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                  For the Year Ended December 31, 1995


                                                                                                              Current
                                                                                                             Value on
                                               Purchase        Selling       Expenses                       Transaction
             Security Description               Price           Price        Incurred       Cost Value         Date
      ------------------------------------  ---------------  -------------  ------------  ---------------  --------------

SINGLE TRANSACTIONS:
      Wachovia   Bank  DTF   Short   Term                     $14,945,544                    $14,945,544     $14,945,544
      Investment Fund
      Massachusetts   Mutual   Life   GAC                      21,239,528                     21,239,528      21,239,528
      #6203,   DTD   2-7-90   9.17%   MAT
      12-31-94

SERIES of TRANSACTIONS:
   35 Alexander  &   Alexander   Services     $  7,863,140                     $  3,752        7,866,892       7,863,140
      Inc., Common Stock
   60 Alexander  &   Alexander   Services                      14,565,783        25,658       14,990,555      14,565,783
      Inc.,  Common Stock
    1 BMW US Capital  Corp  Discount  CP,        7,970,911                                     7,970,911       7,970,911
      DTD 4/25/95 5.95% MAT 6/01/95
    1 BMW US Capital  Corp  Discount  CP,                       7,970,911                      7,970,911       7,970,911
      DTD 4/25/95 5.95% MAT 6/01/95
  285 Wachovia   Bank  DTF   Short   Term       89,020,522                                    89,020,522      89,020,522
      Investment Fund
  255 Wachovia   Bank  DTF   Short   Term                      86,266,347                     86,266,347      86,266,347
      Investment Fund
    1 Massachusetts   Mutual   Life   GAC                      21,239,528                     21,239,528      21,239,528
      #6203,   DTD   2-7-90   9.17%   MAT
      12-31-94
    1 Commercial   Credit  Corp  Discount       10,945,535                                    10,945,535      10,945,535
      CP, DTD 1/03/95 5.75% MAT 2/03/95
    1 Commercial   Credit  Corp  Discount                      10,945,535                     10,945,535      10,945,535
      CP, DTD 1/03/95 5.75% MAT 2/03/95
   26 Dreyfus Guaranteed Investment Fund        18,817,111                                    18,817,111      18,817,111
   11 Dreyfus Guaranteed Investment Fund                       23,801,531                     23,801,531      23,801,531
    1 Pepsico   Inc.   Discount   CP  DTD        9,950,486                                     9,950,486       9,950,486
      11/16/94 5.71% MAT 02/03/95
    1 Pepsico   Inc.   Discount   CP  DTD                       9,950,486                      9,950,486       9,950,486
      11/16/94 5.71% MAT 02/03/95
    1 Philip   Morris   Discount  CP  DTD        8,998,475                                     8,998,475       8,998,475
      4/3/95 6.10% MAT 4/04/95
    1 Philip   Morris   Discount  CP  DTD                       8,998,475                      8,998,475       8,998,475
      4/3/95 6.10% MAT 4/04/95
    1 Smith   Barney   Discount   CP  DTD        9,948,764                                     9,948,764       9,948,764
      2/03/95 5.95% MAT 3/06/95
    1 Smith   Barney   Discount   CP  DTD                       9,948,764                      9,948,764       9,948,764
      2/03/95 5.95% MAT 3/06/95
    1 Smith   Barney   Discount   CP  DTD       10,949,094                                    10,949,094      10,949,094
      3/06/95 6.0% MAT 4/03/95
    1 Smith   Barney   Discount   CP  DTD                      10,949,094                     10,949,094      10,949,094
      3/06/95 6.0% MAT 4/03/95
    1 Travelers   Insurance  Discount  CP        9,953,722                                     9,953,722       9,953,722
      DTD 03/06/95  6.17% MAT 04/03/95
    1 Travelers   Insurance  Discount  CP                       9,953,722                      9,953,722       9,953,722
      DTD 03/06/95  6.17% MAT 04/03/95
    1 Travelers   Insurance  Discount  CP       10,943,640                                    10,943,640      10,943,640
      DTD 2/03/95 5.95% MAT 3/06/95
    1 Travelers   Insurance  Discount  CP                      10,943,640                     10,943,640      10,943,640
      DTD 2/03/95 5.95% MAT 3/06/95

                                                 Gain/(Loss)
                                                -------------
SINGLE TRANSACTIONS:
      Wachovia   Bank  DTF   Short   Term
      Investment Fund                             $        0
      Massachusetts   Mutual   Life   GAC
      #6203,   DTD   2-7-90   9.17%   MAT                  0
      12-31-94

SERIES of TRANSACTIONS:
   35 Alexander  &   Alexander   Services
      Inc., Common Stock
   60 Alexander  &   Alexander   Services
      Inc.,  Common Stock                           (450,430)
    1 BMW US Capital  Corp  Discount  CP,
      DTD 4/25/95 5.95% MAT 6/01/95                        0
    1 BMW US Capital  Corp  Discount  CP,
      DTD 4/25/95 5.95% MAT 6/01/95                        0
  285 Wachovia   Bank  DTF   Short   Term
      Investment Fund
  255 Wachovia   Bank  DTF   Short   Term
      Investment Fund                                      0
    1 Massachusetts   Mutual   Life   GAC
      #6203,   DTD   2-7-90   9.17%   MAT                  0
      12-31-94
    1 Commercial   Credit  Corp  Discount
      CP, DTD 1/03/95 5.75% MAT 2/03/95
    1 Commercial   Credit  Corp  Discount
      CP, DTD 1/03/95 5.75% MAT 2/03/95                    0
   26 Dreyfus Guaranteed Investment Fund                   0
   11 Dreyfus Guaranteed Investment Fund
    1 Pepsico   Inc.   Discount   CP  DTD
      11/16/94 5.71% MAT 02/03/95
    1 Pepsico   Inc.   Discount   CP  DTD
      11/16/94 5.71% MAT 02/03/95                          0
    1 Philip   Morris   Discount  CP  DTD
      4/3/95 6.10% MAT 4/04/95
    1 Philip   Morris   Discount  CP  DTD
      4/3/95 6.10% MAT 4/04/95                             0
    1 Smith   Barney   Discount   CP  DTD
      2/03/95 5.95% MAT 3/06/95
    1 Smith   Barney   Discount   CP  DTD
      2/03/95 5.95% MAT 3/06/95                            0
    1 Smith   Barney   Discount   CP  DTD
      3/06/95 6.0% MAT 4/03/95
    1 Smith   Barney   Discount   CP  DTD
      3/06/95 6.0% MAT 4/03/95                             0
    1 Travelers   Insurance  Discount  CP
      DTD 03/06/95  6.17% MAT 04/03/95
    1 Travelers   Insurance  Discount  CP
      DTD 03/06/95  6.17% MAT 04/03/95                     0
    1 Travelers   Insurance  Discount  CP
      DTD 2/03/95 5.95% MAT 3/06/95
    1 Travelers   Insurance  Discount  CP
      DTD 2/03/95 5.95% MAT 3/06/95                        0



SERIES OF TRANSACTIONS BY BROKER WITH
      5% SINGLE  TRANSACTION:

      No transactions to report.

EXHIBITS

I. Consent of Independent Auditors


SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Company's U.S. Benefits Administration Committee which administers the Thrift Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                              Thrift Plan for Employees of
                                           Alexander & Alexander Services Inc.
                                                    and Subsidiaries
                                          -------------------------------------
                                                    (Name of Plan)



Date:      June  26, 1996                  By: /s/ HENRY C. KRAMER
      ----------------------                   -----------------------
                                               HENRY C. KRAMER
                                               Vice President and Director
                                               of Benefits Programs

                                                                    EXHIBIT I




                           CONSENT OF INDEPENDENT AUDITORS

Alexander & Alexander Services Inc.:

      We consent to the incorporation by reference in Registration Statements Nos. 2-86820, 33-16609 and 33-8152 on Form S-8 of our report dated June 21,1996, appearing in this Annual Report on Form 11-K of the Thrift Plan for Employees of Alexander & Alexander Services Inc. and Subsidiaries for the year ended December 31, 1995.


/s/  DELOITTE & TOUCHE LLP


DELOITTE & TOUCHE LLP
Baltimore, Maryland
June 26, 1996